FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 27, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Royal Bank of Scotland Group plc - Trading Update

27 January 2014

The Royal Bank of Scotland Group plc ("RBS" or "the Group") will announce its full year results on 27 February 2014, which will reflect the following:

Provisions for litigation and conduct related matters

•    The Board of RBS has decided to provide £1.9 billion covering various claims and conduct related matters affecting Group companies, primarily those related to mortgage-backed securities and securities related litigation, following recent third party litigation settlements and regulatory decisions.

•    An additional £465 million provision for Payment Protection Insurance redress and related costs. Q4 2013 claims experience has continued at previous rates (c.£225 million per quarter) rather than declining as anticipated and claims are now expected to continue for a longer period. The cumulative provision is £3.1 billion, of which £2.2 billion had been utilised at 31 December 2013. The remaining provision of £0.9 billion covers approximately twelve months of redress and administrative expenses.

•    A further £500 million provision for Interest Rate Hedging Products redress and administration costs. The increase in provision reflects both higher volumes and anticipated redress payments, recalibration of our methodology based on experience during Q4 2013, and additional administration charges. The cumulative provision, including expenses, was £1.25 billion at 31 December 2013.

Operating Performance

At its Q3 2013 results, RBS announced its intention to create RBS Capital Resolution, which was established on 1 January 2014. To reflect this new strategy, RBS recognised additional impairments and asset valuation adjustments in Q4 2013. In aggregate these are expected to be in the range of £4.0 to £4.5 billion as previously announced on 1 November 2013.

Non-Core asset reduction was accelerated in Q4 2013. As a result, Third Party Assets at 31 December 2013 were below previous guidance of £35 billion. The cost of this faster de-risking process will be reflected in the division's operating loss for Q4 2013.

Q4 2013 Core operating expenses include c.£200 million of additional provisions for various conduct related and legal expenses, in addition to those detailed above.

As anticipated, Markets performance in Q4 2013 reflected normal seasonal trends.

Capital

As indicated in the capital plan announced with our Q3 2013 results, RBS continues to target a fully loaded Basel III Core Tier 1 ratio of c.11% by the end of 2015 and 12% or above by the end of 2016. The impact of the provisions highlighted above was reflected in our future capital plan, outlined at the Q3 2013 results presentation.

On a reported basis, RBS expects to report a Core Tier 1 ratio of around 11% as at 31 December 2013. On a fully loaded Basel III basis, the Group's equivalent Core Tier 1 ratio is expected to be in the range of 8.1% and 8.5%.

The figures quoted in this statement are preliminary estimates and unaudited. The normal year end results processes are currently underway. The RBS Full Year 2013 Results and Strategy presentation will be held on 27 February 2014 and available to view via webcast at www.investors.rbs.com/financial_result

For further information:

Investors RBS Group Investor Relations +44 (0) 207 672 1758	Media RBS Group Media Relations +44 (0) 131 523 4205

This release contains 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions or by the forward looking nature of discussions of strategy, plans, targets and intentions. . These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The forward-looking statements contained in this release speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

ENDS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 January 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary